MK

[redacted]

08027668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC
112

| SEC FILE NUMBER |
|---|
| 8- 2671 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Execution Services, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 45th Floor
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vladimir Bord 646-805-5450
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E MAR 24 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AB 3/21

## OATH OR AFFIRMATION

I, Vladimir Bord, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Execution Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Bryan P. Masseria
Notary Public, State of New York
No. 01MA6138696
Qualified in Richmond County
Commission Expires 1/17/2010

2/20/08

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# JEFFERIES EXECUTION SERVICES, INC.

(SEC Identification No. 8-2671)

Financial Statements and
Supplementary Schedule

December 31, 2007

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

# Independent Auditors' Report

The Board of Directors
Jefferies Execution Services, Inc.:

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc. (the Company) as of December 31, 2007, and the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

**JEFFERIES EXECUTION SERVICES, INC.**
(SEC Identification No. 8-2671)

Statement of Financial Condition

December 31, 2007

(Dollars in thousands, except per share amounts)

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 39,348 |
| Securities borrowed | | 170,130 |
| Financial instruments owned, at fair value | | 4,196 |
| Premises and equipment, net | | 401 |
| Commission receivable | | 2,011 |
| Deferred tax assets, net | | 8,732 |
| Other assets | | 242 |
| Total assets | $ | 225,060 |
| **Liabilities and Stockholder's Equity** | | |
| Securities loaned | $ | 170,130 |
| Due to affiliates | | 5,476 |
| Accrued expenses and other liabilities | | 3,969 |
| Total liabilities | | 179,575 |
| Stockholder's equity: | | |
| Common stock of $0.05 par value. Authorized 20,000,000 shares; issued and outstanding 19,881,383 shares | | 994 |
| Additional paid-in capital | | 39,857 |
| Retained earnings | | 4,634 |
| Total stockholder's equity | | 45,485 |
| Total liabilities and stockholder's equity | $ | 225,060 |

See accompanying notes to financial statements.

**JEFFERIES EXECUTION SERVICES, INC.**
(SEC Identification No. 8-2671)

Statement of Earnings

Year ended December 31, 2007

(Dollars in thousands)

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | $ | 34,231 |
| Principal transactions | | (344) |
| Interest | | 6,085 |
| Other | | 168 |
| Total revenues | | 40,140 |
| Expenses: | | |
| Compensation and benefits | | 9,070 |
| Floor brokerage and clearing fees | | 19,318 |
| Technology and communications | | 3,550 |
| Interest | | 4,246 |
| Occupancy and equipment rental | | 784 |
| Business development | | 87 |
| Goodwill impairment loss | | 26,062 |
| Other | | 708 |
| Total expenses | | 63,825 |
| Loss before income taxes | | (23,685) |
| Income tax benefit | | (10,779) |
| Net loss | $ | (12,906) |

See accompanying notes to financial statements.

**JEFFERIES EXECUTION SERVICES, INC.**
(SEC Identification No. 8-2671)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

(Dollars in thousands)

| | | Common stock | Additional paid-in capital | Retained earnings | Total stockholder's equity |
|---|---|---|---|---|---|
| Balance, December 31, 2006 | $ | 994 | 39,574 | 17,540 | 58,108 |
| Net loss | | — | — | (12,906) | (12,906) |
| Tax benefits on stock based awards | | — | 283 | — | 283 |
| Balance, December 31, 2007 | $ | 994 | 39,857 | 4,634 | 45,485 |

See accompanying notes to financial statements.

**JEFFERIES EXECUTION SERVICES, INC.**
(SEC Identification No. 8-2671)

Statement of Cash Flows

Year ended December 31, 2007

(Dollars in thousands)

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (12,906) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Depreciation and amortization | | 337 |
| Deferred income taxes | | (12,014) |
| Goodwill impairment loss | | 26,062 |
| (Increase) decrease in operating assets: | | |
| Securities borrowed | | (114,887) |
| Financial instrumets owned, at fair value | | 2,381 |
| Due from affiliates | | 628 |
| Commission receivable | | 961 |
| Other assets | | 190 |
| Increase (decrease) in operating liabilities: | | |
| Securities loaned | | 114,887 |
| Due to affiliates | | (419) |
| Accrued expenses and other liabilities | | (1,879) |
| Total adjustments | | 16,247 |
| Net cash provided by operating activities | | 3,341 |
| Cash flows from investing activities: | | |
| Purchase of premises and equipment | | (21) |
| Net cash used in investing activities | | (21) |
| Cash flows from financing activities | | |
| Tax benefits from the issuance of stock based awards | | 283 |
| Net cash provided by financing activities | | 283 |
| Net increase in cash and cash equivalents | | 3,603 |
| Cash and cash equivalents, beginning of year | | 35,745 |
| Cash and cash equivalents, end of year | $ | 39,348 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for | | |
| Income taxes | $ | 952 |

See accompanying notes to financial statements.

## (1) Organization and Summary of Significant Accounting Policies

### *Organizational Structure*

On January 14, 2002, W & D Securities, Inc. merged with Lawrence Helfant, Inc., and W & D Securities, Inc., which was the surviving entity, was renamed Helfant Group, Inc. On October 1, 2004, Helfant Group, Inc. changed its name to Jefferies Execution Services, Inc. (the Company). The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2006, Jefferies Group, Inc. (the Parent) is the sole stockholder of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange (the NYSE) and other exchanges and electronic marketplaces for Jefferies & Company, Inc. (a subsidiary of Jefferies Group, Inc.) and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company claims an exemption from Rule 15c3-3 as of December 31, 2007, based upon Section (k)(2)(ii). Transactions are cleared through an affiliated broker-dealer on a fully disclosed basis.

### *Revenue Recognition Policies*

*Commissions.* Commission revenue is primarily derived from commissions received for executing trades on the New York Stock Exchange and other exchanges for broker-dealers and institutions. Commission revenue is recorded on a trade date basis.

*Principal Transactions.* Financial instruments owned (which are recorded on a trade-date basis) are carried at fair value, with unrealized gains and losses reflected in principal transactions in the Statement of Earnings on a trade date basis.

### *Cash and Cash Equivalents*

Cash and cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

### *Securities Transactions*

Transactions in securities are recorded on a trade-date basis.

### *Financial Instruments Owned and Fair Value*

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, financial instruments owned, securities borrowed, and certain receivables, are carried at amounts which approximate fair value due to the short term nature of these instruments. Similarly, liabilities, including securities loaned and certain payables, are carried at amounts which approximate fair value. A description of the Company's policies regarding fair value measurement and its application to these financial instruments follows.



(Continued)

*Definition of Fair Value*

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Unrealized gains or losses are generally recognized in principal transactions in the Company's Statement of Earnings. Financial instruments are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

*Fair Value Hierarchy*

The Company adopted FASB 157, *Fair Value Measurements* ("FASB 157"), as of the beginning of 2007. FASB 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FASB 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

*Valuation Process for Financial Instruments*

The overall valuation process for financial instruments may include adjustments to valuations derived from pricing models. An adjustment may be made if a trade of a financial instrument is subject to sales restrictions that would result in a price less than the computed fair value measurement from a quoted market price. Additionally, an adjustment from the price derived from a model typically reflects management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider such an adjustment in pricing that same financial instrument.

*Fair Value on a Nonrecurring Basis*

The Company uses fair value measurements on a nonrecurring basis in its assessment of goodwill. The assets are recorded at fair value initially and assessed for impairment periodically thereafter.

***Securities Borrowed and Securities Loaned***

Securities borrowed and securities loaned are carried at cost which approximates fair value. The Company has a securities borrowing and lending matched book business ("Matched Book") in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's financial statements. The Company earns interest revenues on this cash collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's financial statements. The Company pays interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of the Company's interest revenues and interest expense results from the Matched Book activity. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Parent monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

At December 31, the approximate fair value of collateral received by the Company that may be sold or repledged by the Company was $165.8 million. This collateral was received in connection with securities borrowings. At December 31, 2007, the entire portion of this collateral received by the Company had been repledged.

***Premises and Equipment, Net***

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter. Accumulated depreciation on premises and equipment is $4.1 million as of December 31, 2007.

### *Goodwill*

The merger of W & D Securities, Inc. and Lawrence Helfant, Inc., which created the Company, was accounted for under Statement of Financial Accounting Standards No. 141, *Business Combinations* ("FASB 141"). In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("FASB 142"), goodwill was not amortized, instead it was reviewed for impairment annually as of the third quarter or at the time of a triggering event requiring re-evaluation, if one were to occur. Goodwill is impaired when the carrying amount of the reporting unit exceeds its fair value. As a result of our annual impairment testing, goodwill was determined to be impaired as of September 30, 2007. Fair value of the Jefferies Execution Services reporting unit was determined using both the income and market approaches. The income approach determines fair value using a discounted cash flow analysis based on management's projections (Level 3 inputs). The market approach analyzes and compares the operations performance and financial conditions of the reporting unit with those of a group of selected publicly-traded companies that can be used for comparison. The valuation gives equal weight to the two approaches to arrive at the fair value of the reporting unit. During the year ended December 31, 2007, in accordance with FASB 142, goodwill with a carrying amount of $26.1 million was written down to its fair value of $0, resulting in an impairment charge of $26.1 million which was including in earnings.

### *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of deferred tax assets is assessed and a valuation allowance provided for that portion of the asset, if any, for which it is more likely than not that it will not be realized. The Company recognizes interest expense, if any, related to uncertain tax positions in interest expense. Penalties, if any, are recognized in other general and administrative expenses. The adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") did not have a significant effect on the Company's financial statements as the Company does not have any unrecognized tax benefits.

### *Stock Based Compensation*

The Parent issued restricted stock and restricted stock units to employees of the Company under its Incentive Compensation Plan, primarily in connection with year-end compensation. The subsequent amortization of the cost of the restricted stock and restricted stock units is allocated to the Company by the Parent. The amount allocated to the Company related to the amortization of the cost of the restricted stock and restricted stock units was $246,000 for the year ended December 31, 2007, and is included in compensation and benefits on the Statement of Earnings. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

*Accounting and Regulatory Developments*

***FASB Interpretation No. 48.*** In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a significant effect on the Company's financial statements as the Company does not have any unrecognized tax benefits.

***FASB No. 157.*** In September 2006, the FASB issued FASB No. 157, *Fair Value Measurements* ("FASB 157"). FASB 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. FASB 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, FASB 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of FASB 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of FASB 157 to existing block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. FASB 157 is effective for fiscal years beginning after November 15, 2007. The Company adopted FASB 157 as of January 1, 2007 and the adoption did not have a material effect on the Company's financial condition.

**FASB No. 159.** On February 15, 2007, the FASB issued FASB No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115* ("FASB 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of FASB 159 are elective; however, the amendment to FASB No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities that own trading and available-for-sale securities. The fair value option created by FASB 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. FASB 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. The Company adopted FASB 159 as of January 1, 2007 and the adoption did not have a material effect on the Company's financial condition.



(Continued)

*Legal Reserves*

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum range of probable loss.

The Company records reserves related to legal proceedings in accrued expenses and other liabilities. Such reserves are established and maintained in accordance with FASB No. 5, *Accounting for Contingencies*, and FASB Interpretation No. 14, *Reasonable Estimation of the Amount of a Loss an Interpretation of FASB Statement No. 5*. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

*Use of Estimates*

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare this statement of financial condition in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

## (2) Financial Instruments Owned

The Company's financial instruments owned, at fair value, consist of a single restricted equity financial instrument, NYSE Euronext, Inc. ("NYX"). NYX is a Level 2 security due to the restrictions under the NYSE Archipelago Exchange merger agreement. The value of NYX as of December 31, 2007 is $4.2 million.

## (3) Fair Value Measurements

The following is a summary of the Company's financial instruments that are accounted for at fair value as of December 31, 2007 by level within the fair value hierarchy (in thousands of dollars):

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Financial instruments owned | $ — | $ 4,196 | $ — |



(Continued)

## (4) Income Taxes

The Company's operations are included in the consolidated Federal income tax return and combined New York State and City returns of Jefferies Group, Inc. Substantially all income tax liabilities are due to Jefferies Group, Inc., although the Company does file certain state and local returns directly with taxing authorities. The Company accounts for income taxes on a separate-return basis.

Income taxes consist of the following components (in thousands of dollars):

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | 780 |
| State and city | | 455 |
| | | 1,235 |
| Deferred: | | |
| Federal | | (7,706) |
| State and city | | (4,308) |
| | | (12,014) |
| | $ | (10,779) |

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $8,732,000 included in other assets. The net deferred tax asset is principally comprised of a deferred tax asset of $289,000 from deferred compensation and a deferred tax asset of $8,331,000 related to goodwill impairment.

There was no valuation allowance for deferred tax assets as of December 31, 2007. Management believes it is more likely than not that the Parent will generate sufficient taxable income in the future to realize the deferred tax assets.

During 2007, the Company paid approximately $952,000 to the Parent to settle its separate company income tax liabilities.

The provision for income taxes differs from the expected Federal income tax rate (35%) for the following reasons (in thousands of dollars):

| | | | |
|---|---|---|---|
| Computed expected taxes at 35% of loss before income taxes | $ | (8,290) | 35.00% |
| Increase in income tax benefit resulting from state and city income tax benefits, net of federal income tax benefit | | (2,504) | 10.57 |
| Limited deductibility of meals and entertainment | | 12 | (0.05) |
| Other | | 3 | (0.01) |
| Total income tax benefit | $ | (10,779) | 45.51% |

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a significant effect on the Company's financial statements as the Company does not have any unrecognized tax benefits.

The Company recognizes interest expense, if any, related to uncertain tax positions in interest expense. Penalties, if any, are recognized in other general and administrative expenses. As of December 31, 2007, we had no provision for interest or penalties related to uncertain tax positions.

## (5) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The net periodic pension benefit allocated to us was $4,000 for the year ended December 31, 2007, and is included in compensation and benefits in the Statement of Earnings. The plan assets consist of approximately 56% equities, 41% fixed income and 3% other securities in 2007. Effective December 31, 2005, benefits under the pension plan have been frozen.

The Company incurs expenses related to various benefit plans of Jefferies Group, Inc. covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Jefferies Group, Inc. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards. Included in compensation and benefits expense are expenses related to these benefit plans amounting to $165,000 for the year ended December 31, 2007.

## (6) Related-Party Transactions

Included in commission revenues is approximately $14,488,000 of execution fees received from Jefferies & Company, Inc.

Included in various expense line items are administrative service and clearing charges and commissions paid to Jefferies & Company, Inc., amounting to approximately $3,056,000.

The Company recognized approximately $4,359,000 of interest income from Jefferies & Company, Inc. related to the Company's Matched Book business. Jefferies & Company, Inc. is the counterparty on all securities borrowed transactions related to the Company's Matched Book business.

Jefferies High Yield Trading, LLC, is, and prior to the Parent's reorganization of the high yield secondary market trading activities, Jefferies Partners Opportunity Fund LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC, were the counterparties on all securities loaned

transactions related to the Company's Matched Book business. The Company recorded approximately $4,246,000 of interest expense related to these transactions.

The Company's employees participate in the share-based compensation plans of the Parent. The compensation expense attributed to the Company associated with awards under those plans is reflected as compensation and benefits expense in the Statement of Earnings with a corresponding amount recorded in due to affiliates in the Statement of Financial Condition.

Amounts due to related parties are reflected in the Statement of Financial Condition as set forth below (in thousands of dollars):

| | | |
|---|---|---|
| Amounts due to Parent | $ | 4,925 |
| Amounts due to affiliates other than Parent | | 551 |
| | $ | 5,476 |

Advances from the Parent are generally payable on demand. The Company believes amounts arising through related party transactions, including those allocated expenses referred to above, are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity. During 2007, the Company paid approximately $952,000 to the Parent to settle its separate company income tax liabilities.

## (7) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's financial statements.

## (8) Leases

The Company leases certain premises and equipment under noncancelable agreements expiring at various dates through 2009. Future minimum lease payments for all noncancelable operating leases at December 31, 2007 are as follows:

| | | |
|---|---|---|
| 2008 | $ | 317,950 |
| 2009 | | 214,096 |

Included in occupancy and equipment rental is $442,000 related to leases of premises and equipment.

**(9) Contingencies**

Many aspects of the Company's business involve risks of liability. In the normal course of business, the Company has been named as defendants or co-defendants in lawsuits primarily involving claims for damages.

Currently, the Company is one of many defendants in a purported class action entitled Sea Carriers LP I, et al v. NYSE Euronext, et al. that was filed on June 4, 2007 in the Southern District of New York on behalf of "all persons who placed market orders to purchase or sell securities on the New York Stock Exchange through the SuperDot system." The class period is alleged to have commenced on Oct. 17, 1998 and is alleged to be ongoing. Plaintiffs claim that the defendants exploited their exclusive control over order execution and publication of order execution data to create two NYSE submarkets, a Floor submarket and the SuperDot submarket, resulting in inferior execution quality to the class members who utilized the SuperDot System. The Company and other defendants are alleged to have violated Sections 1 and 2 of the Sherman Act and Section 10(b) and Rule 10b-5 of the Exchange Act. Plaintiff has moved to be appointed lead plaintiff, but the Court has not yet ruled on its motion.

The Company believes to have meritorious defenses to the claims and intend to defend against the action vigorously. The Company's management believes that pending litigations will not have a material adverse effect on the Company.

**(10) Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2007, the Company had net capital of $30,297,000 which was $30,047,000 in excess of required net capital.

Schedule

**JEFFERIES EXECUTION SERVICES, INC.**
(SEC Identification No. 8-2671)

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using Alternative Net Capital Requirement

December 31, 2007

(Dollars in thousands)

| | | |
|---|---|---|
| Net stockholder's equity | $ | 45,485 |
| Deduct: | | |
| Nonallowable assets | | 14,143 |
| Other | | 270 |
| Total deductions | | 14,413 |
| Net capital before haircuts on securities positions | | 31,072 |
| Haircuts on securities – other | | 775 |
| Net capital | | 30,297 |
| Less net capital requirement | | 250 |
| Net capital in excess of requirement | $ | 30,047 |

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2007, computed by Jefferies Execution Services, Inc. in its Form X-17a-5, Part II, filed with the Financial Industry Regulatory Authority on January 25, 2008, does not materially differ from the above computation, which is based upon audited financial statements.

See accompanying independent auditors' report.

KPMG

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Independent Auditors' Report on Internal Control Required by Rule 17a-5

The Board of Directors
Jefferies Execution Services, Inc.:

In planning and performing our audit of the financial statements of Jefferies Execution Services (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the NASD Regulation, Inc., and other regulatory agencies (i.e FINRA) that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END